Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – April 23, 2008
(Canadian dollars)

PRECISION DRILLING TRUST
REPORTS 2008 FIRST QUARTER FINANCIAL RESULTS

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws.   For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

Precision Drilling Trust ("Precision" or the "Trust") reported net earnings of $106 million or $0.84 per diluted unit for the quarter ended March 31, 2008, a decrease of $52 million or 33% compared to $158 million or $1.26 per diluted unit in the first quarter of 2007. The decrease in net earnings was due to lower industry demand and pricing for both operating segments in Canada and was partially mitigated by new market growth. During the quarter, geographical diversification outside Canada strengthened as drilling rig operating days grew by 33% over the fourth quarter of 2007 with 14 rigs positioned in the United States and one rig in Latin America to exit the quarter.

Revenue in the first quarter was 17% lower than the prior year period at $343 million decreasing 14% in the Contract Drilling Services segment and 21% in the Completion and Production Services segment.

"While it was a challenging quarter, I am pleased that the organizational changes and fleet reductions implemented late last year aligned with the first quarter's winter demand.  I am especially proud of the efforts and performance of our people dealing with recruiting and operational ramp-up in the quarter while continuing to improve safety and delivering strong financial performance.  The late winter demand supports the renewed optimism we are beginning to sense in the Canadian market.  Our United States expansion remains on track with several imminent opportunities following on the excellent performance of the 14 rigs we currently have operating in five U.S. regions.  I am very pleased with our U.S. and international operations groups, collectively starting up two new Super Series Rigs, executing two new basin rig moves and one international rig deployment with almost 100% rig fleet utilization In the quarter," said Kevin Neveu, Precision's Chief Executive Officer.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

SELECT FINANCIAL AND OPERATING INFORMATION
	Three months ended March 31,
(stated in thousands of Canadian dollars, except per diluted unit amounts)	2008	2007	% Change
Revenue	$342,689	$410,542	(17)
Operating earnings(1)	124,238	178,179	(30)
Net earnings	106,266	158,067	(33)
Cash provided by operations	57,307	156,298	(63)
Net capital spending	22,165	54,574	(59)
Distributions declared	49,046	71,682	(32)
Per diluted unit information:
Net earnings	0.84	1.26	(33)
Distributions declared	$0.39	$0.57	(32)

Contract Drilling Rig Fleet	246	246	-
Operating days (spud to release):
Canada	10,504	11,785	(11)
United States	1,016	147	591
International	70	-	n/m
Completion and Production Service Rig Fleet	223	237	(6)
Operating hours in Canada	111,995	132,411	(15)
 (1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".
 n/m - calculation not meaningful

FINANCIAL POSITION AND RATIOS
	March 31,	December 31,	March 31,
(Stated in thousands of Canadian dollars, except ratios)	2008	2007	2007

Working capital	$241,229	$140,374	$243,481
Working capital ratio	2.8	2.1	2.5
Long-term debt	$213,507	$119,826	$147,690
Total assets	$1,919,945	$1,763,477	$1,825,998
Long-term debt to long-term debt plus equity ratio	0.13	0.08	0.10

OVERVIEW

To begin the first quarter of 2008, the oilfield service sector in Canada braced for low natural gas drilling levels.  Customer demand in western Canada commenced the year with the 2007 carry over impact of low natural gas commodity prices, a weak U.S. dollar and the negative economic impact from Alberta's royalty review slated for implementation in 2009. Certain of these factors began to impact the Canadian market in 2006 and led to declining equipment activity and customer pricing for the past six quarters.

To exit the quarter however, underlying fundamentals have improved. The Canadian dollar has shown stability at close to parity with the U.S. dollar, natural gas prices have strengthened significantly and Alberta has announced plans to deal with certain unintended consequences from the royalty review. In March 2008, for the first time in the past 19 months, Precision's monthly drilling rig activity in Canada matched prior year levels.

Precision continued to focus on customer service and earnings margins. In the quarter the operating earnings margin was 36% compared to 43% for the same period in 2007.  Margins were supported by Precision's highly variable operating cost structure and industry labour constraints that kept industry supply closer to demand.

Precision is focused on geographic diversification of its high-performance, high-value service offering. Expansion of operations into the United States land drilling market provided growth in the earnings base and utilization rates. Precision recorded 1,016 operating days in the United States which represented a seven-fold increase over the first quarter of 2007 and 198 more operating days than the fourth quarter of 2007. Precision's United States based rigs are all working under term contracts and had a combined utilization rate including move days near 100%.  Drilling activity in the United States is not subject to seasonal fluctuations to the same extent experienced in Canada.    Precision continues to look for accretive opportunities in the United States and expects to move up to eight rigs from Canada to this market during the second quarter of 2008.

International operations for Precision began in the quarter with a drilling rig in Latin America spudding its first well and realizing 70 operating days.  Precision continues to evaluate global opportunities in select regions not restricted by non-compete obligations.

In the Western Canada Sedimentary Basin ("WCSB"), Precision experienced lower equipment utilization, on a seasonally adjusted basis, due to reduced customer drilling programs as budgets were completed by producers in the fourth quarter of 2007 amid modest natural gas fundamentals and general uncertainty around Alberta's changing royalty structure.   For the quarter Precision's drilling rig utilization in Canada was 50% and well servicing rig utilization was 55% compared to 54% and 62% in the equivalent quarter of 2007.

Average customer pricing for Precision's services in Canada was down 11% for drilling rigs and 8% for service rigs from the first quarter of 2007.  The pricing declines were due to a more competitive bidding environment with reduced activity and greater equipment availability, while pricing in the first quarter of 2007 was a continuation of the robust activity and record profitability of 2006.  While rates are down from the prior year, relative to the fourth quarter of 2007 the average operating day rate for drilling rigs remained consistent while the average rate per well servicing hour increased 7% due to higher winterization revenue.

Average customer pricing for Precision in the United States held up well.  An active rig count and an increasing trend toward directional and horizontal drilling programs created strong demand for high-performing, versatile drilling rigs.

Precision initially estimated 2008 capital spending to be $370 million but now forecasts to spend $330 million with $70 million for upgrade capital and $260 million for expansion capital.  The remaining $40 million relates to additional expansion capital expected to be carried forward to 2009 for a total estimated expansion capital carry forward of $90 million.  New drillings rigs are expected to be contracted with customers before completion.  Up to five rigs from the 2008 program are expected to be completed in 2008 with the remaining rigs to be completed in 2009.

In aggregate there are 22 new rigs under construction including three carried forward from the 2007 program. These three rigs are contracted with customers and are expected to be commissioned during the second and third quarters of 2008 for work in Canada's oil sands region.  The 2008 expansion program is primarily targeted for 19 high performance drilling rigs for the North American market.  The first three rigs in this program have been contracted for a drilling program in the Rocky Mountain region of the United States.

Financial summary for the three months ended March 31, 2008:
•	Precision maintained a strong financial position with working capital of $241 million, long-term debt of $214 million and a long-term debt to long-term debt plus equity ratio of 0.13.

•
Revenue was $343 million, a decrease of $68 million or 17% from the prior year quarter due to lower activity levels in Precision's Canadian operations and lower customer pricing for most of Precision's services partially offset by growth in the United States.

•
General and administrative costs were $19 million, an increase of $5 million from the prior year due primarily to differences associated with incentive compensation plan costs, professional fees and reorganization costs.

•
Operating earnings were $124 million, a decrease of $54 million or 30% from the first quarter in 2007. Operating earnings were 36% of revenue, compared to 43% in 2007. Operating earnings margins were negatively impacted by declines in customer pricing for most Canadian divisions.

•
During the quarter Precision paid $55 million to a provincial taxing authority, due to the reassessment of income taxes relating to tax filing positions taken in prior periods. The reassessment has been recorded as a long-term receivable. The income tax related portion of the reassessments is $36 million and was included in the $300 million tax contingent liability note disclosed in the December 31, 2007 financial statements. Precision is in the process of challenging these reassessments.

Operational summary for the three months ended March 31, 2008:
•
Capital expenditures for the purchase of property, plant and equipment were $23 million in the first quarter, a decrease of $32 million over the same period in 2007.  Capital spending for the first quarter of 2008 included $20 million on expansionary capital initiatives and $3 million on the upgrade of existing assets.

•
A new Super Triple drilling rig from the 2007 build program and an existing rig from the Canadian fleet were deployed to the United States.  At the end of the quarter, Precision had 14 drilling rigs in the United States an increase of two from December 31, 2007 with arrangements in place for the fifteenth rig to commence mobilization from Canada during April.

The winter drilling season of 2008 was characterized by low utilization for Precision and the industry as the drilling rig count and other well site equipment infrastructure is capable of servicing significantly higher well activity. At the end of the quarter there were 893 drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors ("CAODC") and, accordingly, Precision will continue to reposition assets to meet customer opportunities in the United States.

The first quarter 2008 increase in natural gas commodity prices raised expectations for higher natural gas drilling which continued to represent about 70% of land drilling in Canada and the United States. AECO natural gas spot prices averaged $7.90 per MMBtu in the first quarter of 2008, an increase of 7% over the first quarter 2007 average of $7.38 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$8.61 per MMBtu in the first quarter of 2008 an increase of 20% over the first quarter 2007 average of US$7.15 per MMBtu.  West Texas Intermediate crude oil averaged US$97.79 per barrel during the quarter compared to US$58.18 per barrel in the same period in 2007. The one-year forward price for North American natural gas improved, trading in a range of about $7.00 to $10.50 on Canadian and U.S. exchanges in the first quarter of 2008, compared to a range of about $7.00 to $9.00 in the same quarter of 2007.

OUTLOOK

For Precision in Canada, the second half of 2008 carries opportunity for seasonally adjusted higher drilling and service levels. With natural gas inventories starting the heating season at record highs, early 2008 sentiment was bearish, however, a cold winter in North America reduced natural gas storage levels to exit the quarter near the five-year average. This propelled natural gas prices in the spot and forward markets. Stronger than expected natural gas prices in 2008 should positively impact customer cash flows and provide incentive to drill and service oil and natural gas wells. Further, the Alberta government announced its plan to address unintended consequences of the proposed January 1, 2009 royalty structure by offering certain deep drilling incentives.

The well license trends in Canada are marginally lower year-over-year and Precision continues to expect that the second quarter of 2008 will be challenging. Spring work generally results in pricing pressure in Canada as the lack of activity during road ban periods substantially reduces activity levels, however, the improvement in commodity prices is expected to alleviate some of this downward pricing pressure.

With United States natural gas storage near the five-year average and uncertainty over liquefied natural gas imports, economic fundamentals for drilling in 2008 have improved and may result in higher demand for natural gas drilling in the late third or fourth quarter. Canada exports over half its natural gas production to the United States and Precision's oilfield service businesses are highly dependent on associated customer economics.

Many of the outlook indicators for 2008 have turned positive for the WCSB as the winter drilling season finished on a solid footing.  However, a sustained period of higher natural gas prices is required to instill producer confidence to meaningfully increase drilling activity and current forward strip pricing is supportive of these prices.  We expect many customers to revisit their drilling programs in the coming months and adjust their 2008 budgets with an upward bias.

Precision is geographically diversifying to the United States and international markets by leveraging its Canadian reputation for high performance, high value onshore drilling services for oil and natural gas exploration and development.   Precision's diversification strategy is focused on value-based high performance services where customers recognize and reward superior performance where Precision has a competitive advantage. This presents Precision with significant opportunity to displace low performing rigs, especially in technically demanding unconventional drilling applications. A greater proportion of wells drilled in North America are seeking unconventional oil and natural gas reserves and due to the complexity of these programs high performance drilling rigs and services are required.  The delineation between underperforming rigs and high performing, highly mobile, well designed rigs with exceptional crews continues to emerge.

Precision remains focused on United States expansion and the August 31, 2008 expiry of non-compete provisions creates international diversification opportunities. Precision's growth strategy lies within its organic new rig construction program and its competitive strength in terms of people, systems and equipment. As a drilling contractor operating one of the world's largest fleets in one basin, Precision has a unique business model.  A suite of complimentary well site businesses, integrated system support and employee depth provides Precision with a solid foundation to consider acquisitions and oilfield service sector consolidation.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended March 31,
(stated in thousands of Canadian dollars)	2008	2007	% Change
Revenue:
Contract Drilling Services	$242,365	$280,895	(13.7)
Completion and Production Services	104,720	133,206	(21.4)
Inter-segment eliminations	(4,396)	(3,559)	(23.5)
	$342,689	$410,542	(16.5)

Operating earnings:(1)
Contract Drilling Services	$100,881	$132,735	(24.0)
Completion and Production Services	33,865	51,815	(34.6)
Corporate and other	(10,508)	(6,371)	(64.9)
	$124,238	$178,179	(30.3)
  (1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2008	2007	% Change
Revenue	$242,365	$280,895	(13.7)
Expenses:
Operating	121,305	129,488	(6.3)
General and administrative	5,845	6,157	(5.1)
Depreciation	15,168	12,610	20.3
Foreign exchange	(834)	(95)	777.9
Operating earnings(1)	$100,881	$132,735	(24.0)
Operating earnings as a percentage of revenue	41.6%	47.3%
Drilling rig revenue per operating day in Canada	$18,589	$20,894	(11.0)
 (1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

		Three months ended March 31,
Drilling statistics:(1)		2008	2007
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	231	893	244	865
Drilling rig operating days (spud to release)	10,504	45,336	11,785	45,406
Drilling rig operating day utilization	50%	56%	54%	59%
Number of wells drilled	1,450	5,126	1,728	5,961
Average days per well	7.2	8.8	6.8	7.6
Number of metres drilled (000s)	1,946	6,790	2,141	7,385
Average metres per well	1,342	1,325	1,239	1,239
Average metres per day	185	150	182	163

(1) Canadian operations only.
(2) CAODC and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

In the Contract Drilling Services segment revenue for the first quarter decreased by 14% to $242 million while operating earnings decreased by 24% to $101 million compared to the same period in 2007. Activity in the WCSB was impacted by lower customer demand due to the continued uncertainty over natural gas prices when drilling programs were established in the fourth quarter of 2007. Despite lower activity, industry labour remained in tight supply and challenged all contractors as demand for rigs late in the quarter increased with improved commodity pricing.  Lower revenue in Canada was partially offset by a six-fold increase in revenue from Precision's United States based business.

Average drilling operating day rates for Precision in Canada declined 11% to $18,589 as lower activity and high industry rig capacity resulted in a competitive pricing market.  The operating day rates in the comparative first quarter of 2007 were strong as rates carried forward from robust demand in 2006.

Drilling rig operating days, spud to rig release, in Canada during the first quarter of 2008 were 10,504 a decrease of 11% compared to 11,785 in 2007.   Drilling rig activity for Precision in the United States was 591% higher than the same quarter of 2007 as the average number of rigs operating during the first quarter of 2008 was 13 compared to two in the prior year quarter. During the quarter Precision commenced international operations in Latin America with one rig and realized a total of 70 operating days.

Precision's camp and catering division experienced an activity decrease of 18% over the prior year first quarter, however, a greater number of days were realized from larger base camp activity.

Operating expenses were 50% of revenue for the quarter compared to 46% for the prior year quarter. The increase was due to lower revenue per operating day in all of Precision's Canadian divisions without a corresponding drop in costs and lower equipment utilization increased daily operating day costs associated with fixed cost overhead. On a per day basis, operating costs for the drilling rig division in Canada were 2% lower than the prior year quarter.

Depreciation in the Contract Drilling Services segment increased from the prior year due to a higher cost base for working rigs and activity growth in the United States that was partially offset by lower equipment utilization in Canada.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2008	2007	% Change
Revenue	$104,720	$133,206	(21.4)
Expenses:
Operating	59,281	68,227	(13.1)
General and administrative	3,300	3,185	3.6
Depreciation	8,276	9,983	(17.1)
Foreign exchange	(2)	(4)	(50.0)
Operating earnings(1)	$33,865	$51,815	(34.6)
Operating earnings as a percentage of revenue	32.3%	38.9%

	Three months ended March 31,
Well servicing statistics:	2008	2007	% Change
Number of service rigs (end of period)	223	237	(5.9)
Service rig operating hours	111,995	132,411	(15.4)
Service rig operating hour utilization	55%	62%

Service rig revenue per operating hour	$743	$807	(7.9)

 (1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

In the Completion and Production Services segment revenue for the first quarter decreased by 21% from 2007 to $105 million while operating earnings declined by 35% to $34 million.  The decrease in revenue is attributed to the decline in industry activity due to general uncertainty in the economics of natural gas drilling offset partially by increased oil related work.

Service rig activity declined 15% from the prior year period, with the service rig fleet generating 111,995 operating hours in the first quarter of 2008 compared with 132,411 hours in 2007 for utilization of 55% and 62%, respectively.  The reduction was a result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells.  New well completions accounted for 36% of service rig operating hours in the first quarter compared to 39% in the same quarter in 2007.   There were 4,990 well completions in Canada in the first quarter, a 25% decline from 6,632 wells in the same quarter in 2007.

Average service revenue per operating hour decreased over the prior year as reduced demand resulted in a more competitive pricing environment.

Higher variable operating expenses, fixed costs spread over a lower activity base and lower revenue rates led to an increase in operating expenses as a percent of revenue from 51% in the first quarter of 2007 to 57% for the same period in 2008.  On a per operating hour basis, costs for the service rig division remained unchanged from the same quarter in 2007.

Depreciation in the Completion and Production Services segment in the first quarter of 2008 was 17% lower than the prior year period due to lower equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER
Corporate and other expenses increased by 65% to $11 million in the first quarter of 2008 compared to $6 million in the same period of 2007. The increase was primarily due to the difference in employee incentive compensation expense, increased professional fees and reorganization costs.

OTHER ITEMS
Net interest expense of $2 million for the first quarter of 2008 was in line with the prior year.

The Trust’s effective tax rate on earnings before income taxes for the first three months of 2008 was 13% before enacted income tax rate reductions compared to 10% for the same period in 2007. Compared to a corporate tax rate, the low effective tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

LIQUIDITY AND CAPITAL RESOURCES
Precision's liquidity and solvency position remained strong as working capital exceeded long-term debt by $28 million as at March 31, 2008 compared to $21 million as at December 31, 2007.  The financial position was sustained despite a decrease in activity as a significant percentage of operating costs are variable in nature and Precision curtailed spending and distributions in line with financial performance.

During the first quarter of 2008 Precision generated cash from continuing operations of $57 million and increased its borrowing position by $90 million.  The cash was used to purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $23 million, make cash distributions to unitholders of $69 million and pay assessed income taxes and interest of $55 million.

The first three months of 2008 were further highlighted by the following financial developments:

•	The Trust declared monthly distributions to unitholders of $0.13 per unit for aggregate distributions declared of $49 million or $0.39 per unit.

•	Long-term debt increased by $94 million from December 31, 2007 to $214 million for a long-term debt to long-term debt plus equity ratio of 0.13.

•
Working capital increased by $101 million during the first quarter to $241 million as Precision realized higher activity and corresponding revenue in the current quarter compared to the fourth quarter of 2007.

DISTRIBUTIONS
Upon conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units ("unitholders"). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust.  Distributions, including special distributions, may be declared in cash or "in-kind" or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

In June 2007 the Government of Canada's Bill C-52 Budget Implementation Act 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified investment flow-through ("SIFT") trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor.  After the enactment of federal tax rate reductions in December 2007, the combined SIFT tax will be 29.5% in 2011, reducing to 28% in 2012.  Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006.

Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. In calculating distributable cash Precision makes the following adjustments to cash provided by continuing operations:

•	Deducts the purchase of property, plant and equipment for upgrade capital as the minimum reinvestment required to maintain current operating capacity;

•	Deducts the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Adds the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

•	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period with payments beginning March 2009.

A quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars,
except per diluted unit amounts)		2007		2008
Quarters ended	June 30	September 30	December 31	March 31

Cash provided by continuing operations	$229,073	$20,270	$78,474	$57,307
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(8,602)	(10,544)	(9,241)	(2,814)
Purchase of property plant and equipment for
expansion initiatives	(44,238)	(30,382)	(28,264)	(20,654)
Add:
Proceeds on the sale of property, plant and
equipment	2,130	1,273	1,236	1,303
Standardized distributable cash(1)	178,363	(19,383)	42,205	35,142
Unfunded long-term incentive plan compensation	4,167	3,685	(1,817)	469
Distributable cash from continuing operations(1)	$182,530	$(15,698)	$40,388	$35,611
Cash distributions declared	$56,591	$49,046	$69,166	$49,046

Per diluted unit information:
Cash distributions declared	$0.45	$0.39	$0.55	$0.39
Standardized distributable cash(1)	$1.42	$(0.15)	$0.33	$0.28
Distributable cash from continuing operations(1)	$1.45	$(0.12)	$0.32	$0.28

		2006		2007
Quarters ended	June 30	September 30	December 31	March 31

Cash provided by continuing operations	$339,619	$74,952	$154,233	$156,298
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(25,049)	(24,503)	(26,122)	(17,583)
Purchase of property plant and equipment for
expansion initiatives	(36,238)	(55,876)	(46,211)	(38,119)
Add:
Proceeds on the sale of property, plant and
equipment	13,180	4,251	3,742	1,128
Standardized distributable cash(1)	291,512	(1,176)	85,642	101,724
Unfunded long-term incentive plan compensation	(4,442)	(5,262)	(10,192)	2,461
Distributable cash from continuing operations(1)	$287,070	$(6,438)	$75,450	$104,185

Cash distributions declared	$111,681	$116,785	$116,912	$71,682

Per diluted unit information:
Cash distributions declared	$0.89	$0.93	$0.93	$0.57
Standardized distributable cash(1)	$2.32	$(0.01)	$0.68	$0.81
Distributable cash from continuing operations(1)	$2.29	$(0.05)	$0.60	$0.83

 (1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

The quarterly distributable cash calculation over the past two years demonstrates the wide variances from quarter to quarter and highlights the need to consider seasonal and economic conditions for cumulative quarters to assess performance and the reasonableness of distributions.

For the quarter ended March 31, 2008 cash provided by operations was $57 million, a decrease of $99 million from the 2007 first quarter. The decrease was due primarily to the reduction in operating earnings in the current quarter compared to the prior year and a lower cash realization of non-cash working capital balances of $46 million.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are most typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level at the end of the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

	Three months ended	Three months ended	Year ended
(stated in thousands of Canadian dollars)	March 31, 2008	March 31, 2007	December 31, 2007
Cash provided by continuing
operations (A)	$57,307	$156,298	$484,115
Net earnings (B)	$106,266	$158,067	$345,776
Distributions declared (C)	$49,046	$71,682	$276,667
Excess of cash provided by
continuing operations over
distributions declared (A-C)	$8,261	$84,616	$207,448
Excess of net earnings from
operating activities over	$57,220	$86,385	$69,109
distributions declared (B-C)

The Trust maintained a strong financial position and had sufficient debt facilities to manage short-term funding needs as well as planned equipment additions. Part of the debt management strategy involves retaining sufficient funds from available distributable cash to finance upgrade capital expenditures as well as working capital needs. Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

Periodically, Precision enters into cash generating transactions that are outside the normal course of operations and, while such transactions increase the cash available for distribution, Precision does not rely on these sources of cash for distributions.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per diluted unit amounts)
		2007		2008
Quarters ended	June 30	September 30	December 31	March 31

Revenue	$122,005	$227,928	$248,726	$342,689
Operating earnings(1)	27,074	73,402	77,696	124,238
Earnings from continuing operations	25,722	69,702	89,329	106,266
Per diluted unit	0.20	0.55	0.71	0.84
Net earnings	25,722	72,658	89,329	106,266
Per diluted unit	0.20	0.58	0.71	0.84
Cash provided by continuing operations	229,073	20,270	78,474	57,307
Distributions declared	$56,591	$49,046	$99,348	$49,046

		2006		2007
Quarters ended	June 30	September 30	December 31	March 31

Revenue	$223,569	$349,558	$328,049	$410,542
Operating earnings(1)	74,543	142,431	132,396	178,179
Earnings from continuing operations	88,303	133,552	126,474	158,067
Per diluted unit	0.70	1.06	1.01	1.26
Net earnings	88,303	139,667	127,436	158,067
Per diluted unit	0.70	1.11	1.01	1.26
Cash provided by continuing operations	339,619	74,952	154,233	156,298
Distributions declared	$111,681	$116,785	$141,435	$71,682
(1) Non-GAAP measure; see "NON-GAAP MEASURES AND RECONCILIATIONS".

NON-GAAP MEASURES AND RECONCILIATIONS

Precision uses both Generally Accepted Accounting Principles ("GAAP") and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:

•
Operating Earnings: Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

•
Standardized Distributable Cash, Distributable Cash from Continuing Operations, Standardized Distributable Cash per Diluted Unit and Distributable Cash from Continuing Operations per Diluted Unit: Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual operational obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended March 31, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of March 31, 2008 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at March 31, 2008.

During the quarter ended March 31, 2008 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements related to Precision’s capital expenditures, projected asset growth, view and outlook toward future commodity prices, cyclical industry fundamentals, pricing competition, future natural gas supply growth and storage levels, drilling activity in Canada and the United States, expansion in the United States, international market opportunities and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively "forward-looking information and statements").

In particular, forward-looking information and statements include: new drilling rigs are expected to be contracted with customers before completion; stronger than expected natural gas prices in 2008 should positively impact customer cash flows and provide incentive to drill and service oil and natural gas wells; expecting to move up to eight rigs from Canada in the second quarter of 2008; estimates that $330 million of the total capital will be incurred in 2008 with $90 million carried forward to 2009; three rigs contracted with customers are expected to be commissioned during the second and third quarters of 2008; as many as five rigs from the 2008 program are expected to be completed in 2008 with the remaining rigs to be completed in 2009; continued repositioning of Canadian assets with customer opportunities in the United States; opportunity in the second half of 2008 for higher drilling and service levels; continued challenging operating environment in Canada as well license trends are marginally lower year-over-year; improvement in commodity prices is expected to alleviate downward pricing pressure; sustained period of higher prices required to instill enough producer confidence to increase drilling activity; expecting customers to revisit their drilling programs in the second half and adjust their 2008 budgets with an upward bias; expiry of non-compete provisions creates international diversification opportunities; planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations, all of which are stated under the headings "Overview" and "Outlook" of this news release.

These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services.  These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this news release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2008	2007

ASSETS

Current assets:
Accounts receivable	$361,601	$256,616
Income tax recoverable	1,974	5,952
Inventory	8,826	9,255
	372,401	271,823

Income tax recoverable (note 4)	58,092	-
Property, plant and equipment, net of accumulated depreciation	1,208,408	1,210,587
Intangibles, net of accumulated amortization	295	318
Goodwill	280,749	280,749
	$1,919,945	$1,763,477

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$10,548	$14,115
Accounts payable and accrued liabilities	104,275	80,864
Distributions payable	16,349	36,470
	131,172	131,449

Long-term compensation plans	6,443	13,896
Long-term debt	213,507	119,826
Future income taxes	194,735	181,633
	545,857	446,804

Unitholders’ equity:
Unitholders’ capital	1,442,476	1,442,476
Contributed surplus	502	307
Deficit	(68,890)	(126,110)
	1,374,088	1,316,673

	$1,919,945	$1,763,477

Units outstanding (000s)	125,758	125,758

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2008	2007

Revenue	$342,689	$410,542
Expenses:
Operating	176,190	194,156
General and administrative	19,152	14,555
Depreciation and amortization	24,367	23,484
Foreign exchange	(1,258)	168
	218,451	232,363

Operating earnings	124,238	178,179
Interest:
Long-term debt	2,235	2,530
Other	46	27
Income	(85)	(118)

Earnings before income taxes	122,042	175,740

Income taxes:
Current	2,652	320
Future	13,124	17,353
	15,776	17,673

Net earnings	106,266	158,067
Deficit, beginning of period	(126,110)	(195,219)
Distributions declared	(49,046)	(71,682)

Deficit, end of period	$(68,890)	$(108,834)

Earnings per unit:
Basic	$0.85	$1.26
Diluted	$0.84	$1.26

Units outstanding (000s)	125,758	125,758
Weighted average units outstanding (000s)	125,758	125,758
Diluted units outstanding (000s)	125,777	125,758

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2008	2007

Cash provided by (used in):
Operations:
Net earnings	$106,266	$158,067
Adjustments and other items not involving cash:
Long-term compensation plans	(469)	(2,461)
Depreciation and amortization	24,367	23,484
Future income taxes	13,124	17,353
Other	(22)	-
Changes in non-cash working capital balances	(85,959)	(40,145)
	57,307	156,298

Investments:
Purchase of property, plant and equipment	(23,468)	(55,702)
Proceeds on sale of property, plant and equipment	1,303	1,128
Increase in income tax recoverable (note 4)	(55,185)	-
Changes in non-cash working capital balances	(904)	(9,643)
	(78,254)	(64,217)

Financing:
Distributions paid	(69,167)	(86,773)
Increase in long-term debt	93,681	6,810
Change in bank indebtedness	(3,567)	(12,118)
	20,947	(92,081)

Increase in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

See accompanying notes to consolidated financial statements

 Notes to Consolidated Financial Statements (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust (the "Trust") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2007 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2007.

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended March 31, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

In February 2008, the Canadian Institute of Chartered Accountants issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section will be applicable to the Trust on January 1, 2009. The Trust is currently evaluating the impact of this new Section on its consolidated financial statements.

2. Seasonality of Operations

The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

3.  Unitholders’ Capital

(a) Authorized  - unlimited number of voting Trust units
- unlimited number of voting exchangeable LP units
(b) Units issued:

Trust units	Number	Amount

Balance, December 31, 2007	125,587,919	$1,440,543
Issued on retraction of exchangeable LP units	798	9
Balance March 31, 2008	125,588,717	$1,440,552

Exchangeable LP units	Number	Amount

Balance, December 31, 2007	170,005	$1,933
Redeemed on retraction of exchangeable LP units	(798)	(9)
Balance March 31, 2008	169,207	$1,924

Summary	Number	Amount

Trust units	125,588,717	$1,440,552
Exchangeable LP units	169,207	1,924
Unitholders’capital	125,757,924	$1,442,476

4.  Income Taxes

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference at March 31 is as follows:

	Three months ended March 31,
	2008	2007
Earnings before income taxes	$122,042	$175,740
Federal and provincial statutory rates	30%	33%
Tax at statutory rates	$36,613	$57,994
Adjusted for the effect of:
Non-deductible expenses	(226)	554
Income to be distributed to unitholders, not subject to tax in the Trust	(22,884)	(41,166)
Other	2,273	291
Income tax expense	$15,776	$17,673
Effective income tax rate	13%	10%

The Trust received Notices of Reassessment from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004.  As a result of the notices, the Trust was required to pay $36.1 million in taxes and $19.1 million in assessed interest during the first quarter of 2008 and $1.6 million in taxes and $1.3 million in assessed interest in 2007.  The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. It is anticipated that the dispute will not be resolved within one year and has recorded the amount paid as a long-term receivable.  No amounts related to the $58.1 million in reassessments have been expensed.

5. Unit Based Compensation Plans

(a) Officers and Employees

Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs.

During the first quarter of 2008 Precision issued 2,455 DTUs in lieu of cash distributions and redeemed 8,588 DTUs on employee resignations and employee withdrawals. As at March 31, 2008 $1.6 million is included in accounts payable and accrued liabilities for outstanding DTUs.  Included in net earnings for the three months ended March 31, 2008 is an expense of $0.6 million.

(b)  Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer.  Under the plan 178,336 notional DTUs were granted on September 1, 2007.  The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption.  The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at March 31, 2008 $1.5 million is included in accounts payable and accrued liabilities and $3.0 million in long-term incentive plan payable for the 188,328 outstanding DTUs. Included in net earnings for the three months ended March 31, 2008 is an expense of $1.7 million.

(c)  Non-management directors

In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of this unit based incentive plan is presented below:

Number
Outstanding
Balance, December 31, 2007	18,280
Granted	8,414
Issued as a result of distributions	234

Balance, March 31, 2008	26,928

For the three months ended March 31, 2008 the Trust expensed $195,000 as unit based compensation, with a corresponding increase in contributed surplus.

6.  Capital Management

The Trust's strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business.  The Trust seeks to maintain a balance between the level of long-term debt and unitholders' equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector.  On an historical basis, the Trust maintained a conservative ratio of long-term debt to long-term debt plus equity. The Trust may occasionally need to increase these levels to facilitate acquisition or expansionary activities.  As at March 31, 2008 and December 31, 2007 these ratios were as follows:

	March 31, 2008	December 31, 2007

Long-term debt	213,507	119,826
Unitholders' equity	1,374,088	1,316,673
Total capitalization	1,587,595	1,436,499

Long-term debt to long-term debt plus equity ratio	0.13	0.08

On December 15, 2006 the Minister of Finance (Canada) issued guidelines establishing "normal growth" limitations designed to limit the ability of a trust to issue equity (including convertible debentures or other equity substitutes) that exceeds certain specified percentages of the market capitalization of a trust on October 31, 2006.  The normal growth limitation is cumulative in nature to the extent not taken and for the year ended December 31, 2008 the Trust's normal growth limitation will be about $2.4 billion. Precision will be a specified investment flow-through ("SIFT")

trust, subject to the SIFT tax rules, on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines.

The Trust is bound by a debt covenant requiring the Trust to maintain a ratio of total liabilities to total equity of 1:1.  The Trust monitors this ratio to ensure compliance.

There were no changes in the Trust's approach to capital management during the quarter.

7.  Contingent Liability

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust's interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount payable, before interest and penalties, could be up to $264 million.

8.   Segmented Information

The Trust operates primarily in Canada, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended March 31, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$242,365	$104,720	$-	$(4,396)	$342,689
Operating earnings	100,881	33,865	(10,508)	-	124,238
Depreciation and amortization	15,168	8,276	923	-	24,367
Total assets	1,370,904	471,542	77,499	-	1,919,945
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	19,603	3,772	93	-	23,468

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended March 31, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$280,895	$133,206	$-	$(3,559)	$410,542
Operating earnings	132,735	51,815	(6,371)	-	178,179
Depreciation and amortization	12,610	9,983	891	-	23,484
Total assets	1,278,902	518,047	29,049	-	1,825,998
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	49,896	5,444	362		55,702

FIRST QUARTER 2008 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust ("Precision") has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on Wednesday, April 23, 2008.

The conference call dial in numbers are 1-866-862-3915 or 416-641-6130

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting "Investor Centre", then "Webcasts". Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until April 30, 2008 by dialing 1-800-408-3053 or 416-695-5800, passcode 3256393#.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: